PARLAY INC.

REPORT ON AUDIT

December 31, 2020

John F. Coggin, CPA PLLC
Certified Public Accountant

Parlay Inc.

Table of Contents

John F. Coggin CPA PLLC

3300 E Walnut St. Ste B

Pearland, TX 77581

Parlay Inc.
Aguanga, CA

CONSENT OF THE INDEPENDENT AUDITOR

John F. Coggin, CPA PLLC consents to the use of the audit report, as it may be amended, in the Franchise Disclosure Document dated April 15, 2021. The audit report was issued to Parlay Inc. ("Franchisor") for the year ended December 31, 2020 relating to the financial statements of the Franchisor for the period ending December 31, 2020.

Sincerely,



John F. Coggin, CPA PLLC

January 31, 2021

John F. Coggin CPA PLLC

3300 E Walnut St. Ste B

Pearland, TX 77581

Independent Auditor's Report

To the Members of
Parlay Inc.
CA 92536

We have audited the accompanying financial statements of Parlay Inc. (the "Company"), (a California Corporation) which are comprised of the balance sheet as of December 31, 2020 and the related statement of income, changes in equity, and cash flows for the year then ended, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting Principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the December 31, 2020 financial statements referred to above present fairly, in all material respects, the financial position of Parlay Inc. as of December 31, 2020, and the results of their operations and their cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.



John F. Coggin CPA PLLC
Pearland, TX
January 31,2021

PARLAY INC.
BALANCE SHEET
December 31, 2020

	2020
ASSETS	
Current Assets	
Checking/Savings	$ -
Total Current Assets	0
Other Assets/Investments	
Investment DRM Ventures (100%)	2,200,000
TOTAL ASSETS	**$ 2,200,000**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	$ -
Long Term Liabilities	$ -
Total Liabilities	0
Owners' Equity	
Common Stock, 1,000,000 Shares Authorized, 235,250 Share Issued and 235,250 Shares Outstanding	2,352,500
Retained Earnings	(152,500)
Total Equity	2,200,000
TOTAL LIABILITIES & EQUITY	**$ 2,200,000**

The attached notes are an integral part of these financial statements


PARLAY INC.

INCOME STATMENT

For the period ended December 31, 2020


	2020
Income	
Revenue	-
Expense	
Consulting Fees	152,497
Bank fees	3
Total Expense	152,500
Net Loss	(152,500)


PARLAY INC.
Statement of Cash Flows
For the Year Ended December 31, 2020


	2020
Cash Flows from Operating Activities	
Net Loss	$ (152,500)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	0
Loans from Members	
Increase in Formation Costs	(0)
Net Cash Provided by (Used in) Operating Activities	(152,500)
Net Cash Provided by (Used in) Investing Activities	
Cash Flows from Financing Activities	
Member's Equity	0
Net Cash Provided by (Used in) Financing Activities - Stock Sale	152,500
Net Increase (Decrease) in Cash and Cash Equivalents	0
Cash and Cash Equivalents, beginning of year	0
Cash and Cash Equivalents, end of year	0
Supplemental Disclosure of Cash Flow Information	
Cash Paid for Interest	0
Cash Paid for Taxes	0

PARLAY INC.
Statement of Shareholders' Equity
For the Year ended December 31, 2020

	12/31/2019	2020 Stock	2020 Loss	12/31/2020
Beg Balance	-			
Stock Purchase		152,500		152,500
Stock for Investment		2,200,000		2,200,000
Net Loss			(152,500)	(152,500)
Ending Balance		$ 2,352,500	(152,500)	2,200,000

1 – NATURE OF ORGANIZATION

Parlay Inc. (The "Company") presently serves as the Franchisor for the Parlay Café concept, which combines an upscale coffee shop with a shared workspace lounge for members. The Company was organized and has been in existence since February 3, 2020. The Company is to be managed by managers.

2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
METHOD OF ACCOUNTING

The Company maintains it books and records, and corresponding financial statements, on the accrual method of accounting in compliance with generally accepted accounting principles recognized in the United States of America.

REVENUE RECOGNITION

Initial franchise fees will be recorded as income when the company provides substantially all the initial services agreed upon in the franchise agreement or when the franchise has commenced operations, whichever comes first. If the fee is received over a period of time and the Company has no reasonable basis for estimating the collectability of the fee, the Company will use the installment method of recognition of the initial fee as revenue.

Monthly royalty fees will be recognized when paid by the franchisees.

CASH AND CASH EQUIVALENTS

Cash equivalents are short term, interest bearing, highly liquid investments with original maturities of three months or less, unless the investments are held for meeting restrictions of a capital nature. Also, certificates of deposit are considered a current asset as they can be converted immediately into cash despite a penalty for early withdrawal.

BALANCE SHEET CLASSIFICATIONS

A one-year time period is used in classifying all current assets and liabilities.

PROGRAMS

The Company offers its clients the complete range of professional consulting services for the formation of Franchise operations.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject The Company to credit risk include cash on deposit with a financial institution if they exceed $250,000, the FDIC insured limits.

ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-Continued

liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management periodically evaluates estimates used in the preparation of the financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. It is reasonably possible that changes may occur in the near term that would affect management's estimates with respect to these estimates. Estimates include the stability in the marketplace, availability of Franchise operations and continued favorable economic conditions.

CONCENTRATIONS

There are concentrations on revenue for the Company. The Company is located in California and is accordingly impacted by the economic environment.

3 – INCOME TAX

The Company is a Corporation formed in the State of California.

The Company reports annually to the Internal Revenue Service on form 1120S. Accordingly, the Company is a pass thru entity, no federal taxes are reflected on the financials as such.

The Federal IRS filed returns remain open to potential examination by the IRS for a period of three years after the returns are filed. The current open year is 2020, the year of formation. Any penalties or interest resulting from Federal Taxes are reflected in other expenses.

If it is probable that an uncertain tax position will result in a material liability and the amount of the liability can be estimated, then the estimated liability is accrued. If the Company were to incur any income tax liability in the future, interest on any income tax liability would be reported as interest expense, and penalties on any income tax would be reported as income taxes. The Company's federal and state income tax returns are open for years including and after December 2020. As of December 31, 2020, there were no uncertain tax positions.

4 – RELATED PARTY LOAN PAYABLE

The Company presently has no related party loans.

5 – RELATED PARTY TRANSACTIONS

The Company had no related party transactions.

6 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through January 31, 2021, which is the date the financial statements were available to be issued. Events occurring after that date have not been evaluated to determine whether a change in the financial statements would be required.

7 – COMMITMENTS AND CONTINGENCIES

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. Management believes that any liability that may ultimately result from the resolution on these type matters will not have a material effect on the financial condition or results of operations of the Company. Presently management is of the opinion that there are no pending legal or claim matters.

The sole shareholder personally guarantees certain contracts.

8 – EMPLOYEE BENEFIT PLANS

There are currently no employees of the Company. There are no benefit plans currently in place.

9 - MEMBERS' EQUITY

The Company is structured as a partnership. Each member owns their respective shares per the operating agreement.

10 – LEASES

The Company has no leases in place as of December 31, 2020.

11 – SUBSIDIARY FINANCIALS

For regulatory reporting purposes, the audit is for Parlay Inc. As Parlay Inc. owns 100% DRM Ventures, Inc. the consolidated financials are reflected below. The valuation of DRM Ventures, Inc. is founded upon a business valuation by an independent company, valuing DRM at $2,200,000.

Description	Parlay Inc.	DRM Ventures, Inc. UNAUDITED
Assets		
Current Assets		193,114
Fixed Assets		339,311
Other Assets	2,200,000	180,076
Total Assets	2,200,000	712,501
Liabilities and Equity		
Long Term Debt		400,029
Equity	2,200,000	312,472
Total Liabilities and Equity	2,200,000	712,501
Profit and Loss		
Revenue	-	403,226
Expenses	(152,500)	474,178
Net Loss	(152,500)	(70,952)

12– DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company estimates that the fair value of all financial instruments at December 31, 2020 are recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

13– FRANCHISE AGREEMENT

The term of the Company's franchise agreement will be as follows:

A. The Company will grant the right to use the Company name, trademark and system in the franchisee's franchise development business.
B. The franchisee is obligated to pay a non-refundable initial franchise fee.
C. The franchisee is obligated to pay a monthly royalty fee. Certain other fees are also outlined in the agreement.

14– RECENTLY ISSUED ACCOUNTING STANDARDS

The Company adopted ASC 606 using the modified retrospective method applied to all contracts not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under ASC 606 while prior period amounts continue to be reported in accordance with legacy GAAP. The adoption of ASC 606 did not result in a change to the accounting for any of the in-scope revenue streams; as such, no cumulative effect adjustment was recorded.

In February 2016, the FASB issued ASU 2016-02, Leases. This updated requires lessees to recognize at the lease commencement date a lease liability which is the lessee's obligation to make lease payments arising from a lease, measured on a discounted basis, and a right of use assets, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. In June 2020, the FASB issued ASU 2020-05, which allowed certain entities that have not yet issued financial statements to defer application of the new recognition guidance by one additional year, making these changes effective for the Company on January 1, 2022. The Company elected to defer application and is currently evaluating the impact of the adoption of this standard on its financial statements.